June 20, 2016
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn:	Mr. Kevin K. Kuhar
Accounting Branch Chief, Office of Electronics and Machinery
VIA EDGAR

Re:	Masimo Corporation
Form 10-K for the Fiscal Year Ended January 2, 2016
Filed February 24, 2016
Form 10-Q for the Quarterly Period Ended April 2, 2016
Filed May 4, 2016
File No. 001-33642
Dear Mr. Kuhar:
Masimo Corporation (the “Company”) acknowledges receipt of the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated June 9, 2016, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2016 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2016 (the “Comment Letter”). The Comment Letter requests that the Company respond to the Staff’s comments within ten business days or advise the Staff as soon as possible when the Company will respond.
As discussed with Mr. Geoffrey Kruczek, Senior Attorney, by telephone conversation with Samantha Eldredge of Paul Hastings LLP (the Company’s outside counsel) on June 20, 2016, this correspondence confirms the Company’s request for an extension of time so that it can devote appropriate time and resources to preparing the Company’s response to the Comment Letter. Per the conversation between Mr. Kruczek and Ms. Eldredge, it is the Company’s understanding that the Company will have until June 30, 2016 to respond to the Comment Letter.
Please direct any questions or comments you have regarding this request to the undersigned by phone at (949) 297-7025 or Samantha Eldredge of Paul Hastings LLP at (650) 320-1838.
Sincerely,

By: /s/ DAVID J. VAN RAMSHORST
Name: David J. Van Ramshorst
Title: Chief Accounting Officer, Masimo Corporation

cc:	Mark de Raad, Executive Vice President & Chief Financial Officer, Masimo Corporation
Samantha Eldredge, Paul Hastings LLP
Doug McCombs, Grant Thornton LLP
Sarah Stark, Grant Thornton LLP